MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874


05009639


SEC MAIL PROCESSING
RECEIVED
JUL 1 2 2005
WASH, D.C. 198 SECTION

July 5, 2005

United States Securities
& Exchange Commission
Washington, DC
20549 USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82 – 3874
News Release Dated July 5, 2005

SUPPL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B. O'Neill

PER: BARBARA O'NEILL, SECRETARY

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JULY 5, 2005

News Release: **05-07**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

DRILLING UNDERWAY ON CR PORPHRY PROJECT NEAR HOUSTON, BC

Manson Creek is pleased to announce that drilling is underway on the CR copper – molybdenum porphyry located 17 km south of Houston, British Columbia. The planned 8 drill hole program will target the mineralized porphyry and the Burn geochemical soil anomaly.

The drill program currently in progress is planned for 1,200 meters of NQ core drilling that will verify and expand upon historical drilling results and test for the source of the Burn anomaly. The mapped mineralized porphyry is oriented east – west and is over 700 meters in length with an approximate mapped width of 100 to 180 meters.

A detailed soil sampling program that followed up on the discovery made in 2004 of the Burn anomaly was completed in June 2005. The soil program consisted of infill sampling lines that confirmed the high copper values seen in the previous years sampling and provided further detail to assist in the planning of the drill program. The Burn copper anomaly encompasses a zone 500 by 200 meters with copper values in soil samples of greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). This zone is located immediately along strike and to the west from the previously identified mineralized porphyry and could represent an extension of the mineralized porphyry.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JULY 5, 2005

News Release: **05-07**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

DRILLING UNDERWAY ON CR PORPHRY PROJECT NEAR HOUSTON, BC

Manson Creek is pleased to announce that drilling is underway on the CR copper – molybdenum porphyry located 17 km south of Houston, British Columbia. The planned 8 drill hole program will target the mineralized porphyry and the Burn geochemical soil anomaly.

The drill program currently in progress is planned for 1,200 meters of NQ core drilling that will verify and expand upon historical drilling results and test for the source of the Burn anomaly. The mapped mineralized porphyry is oriented east – west and is over 700 meters in length with an approximate mapped width of 100 to 180 meters.

A detailed soil sampling program that followed up on the discovery made in 2004 of the Burn anomaly was completed in June 2005. The soil program consisted of infill sampling lines that confirmed the high copper values seen in the previous years sampling and provided further detail to assist in the planning of the drill program. The Burn copper anomaly encompasses a zone 500 by 200 meters with copper values in soil samples of greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). This zone is located immediately along strike and to the west from the previously identified mineralized porphyry and could represent an extension of the mineralized porphyry.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **JULY 5, 2005**

News Release: **05-07** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

DRILLING UNDERWAY ON CR PORPHRY PROJECT NEAR HOUSTON, BC

Manson Creek is pleased to announce that drilling is underway on the CR copper – molybdenum porphyry located 17 km south of Houston, British Columbia. The planned 8 drill hole program will target the mineralized porphyry and the Burn geochemical soil anomaly.

The drill program currently in progress is planned for 1,200 meters of NQ core drilling that will verify and expand upon historical drilling results and test for the source of the Burn anomaly. The mapped mineralized porphyry is oriented east – west and is over 700 meters in length with an approximate mapped width of 100 to 180 meters.

A detailed soil sampling program that followed up on the discovery made in 2004 of the Burn anomaly was completed in June 2005. The soil program consisted of infill sampling lines that confirmed the high copper values seen in the previous years sampling and provided further detail to assist in the planning of the drill program. The Burn copper anomaly encompasses a zone 500 by 200 meters with copper values in soil samples of greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). This zone is located immediately along strike and to the west from the previously identified mineralized porphyry and could represent an extension of the mineralized porphyry.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.